EXHIBIT 99.2

SHOPIFY INC.
SECOND AMENDED AND RESTATED LONG TERM INCENTIVE PLAN

Effective as of: May 27, 2015
(Amended and Restated as of May 30, 2018, as further Amended and Restated as of May 26, 2021)

SHOPIFY INC.
LONG TERM INCENTIVE PLAN

The purpose of this Plan is to advance the interests of the Corporation and its shareholders by providing to the directors, officers, employees and consultants of the Corporation and its Affiliates a performance incentive for continued and improved services with the Corporation and its Affiliates.
ARTICLE 1
INTERPRETATION

Section 1.1     Definitions
For the purposes of this Plan, the following terms shall have the following meanings:
a.“Active Employment” means, in the case where the Participant is a director, the period during which a Participant performs services as a director and in the case where the Participant is an officer or employee, the period during which the Participant performs work for the Corporation or an Affiliate, and, as applicable, shall be deemed to include any period constituting the minimum notice of termination that is required to be provided to an employee (including an employee who is an officer) pursuant to applicable employment standards legislation (if any), but shall exclude any other period (whether arising under law or through contract) that follows or ought to have followed the end of the minimum statutory notice period;
b.“Active Engagement” means, in the case where the Participant is a Consultant, or a member of an advisory board, the period during which the Consultant or member is rendering services to the Corporation or an Affiliate and for certainty, shall exclude any other period that follows the last day on which the Participant renders services for the Corporation or an Affiliate;
c.“Affiliate” or “Affiliated” means, with respect to any specified person, any other person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise);
d.“Annual Board Retainer” means the annual retainer paid by the Corporation to a director in a Fiscal Year for service on the Board, together with Board committee fees, attendance fees and additional fees and retainers to committee chairs;
e.“Applicable Withholding Taxes” has the meaning given to that term in Section 2.6(1);
f.“Authorized Leave” means (i) in respect of an employee of the Corporation or an Affiliate any approved leave of absence (paid or unpaid) for a period of equal to or more than 45 days, and includes any statutory leave, short term or long term disability leave, approved sabbatical or other approved bona fide paid or unpaid leave of absence, but for certainty does not cover any period of vacation, and (ii) in respect of a Consultant to the Corporation or an Affiliate any approved leave of absence for a period of equal to or more than 45 days. For the purpose of the Plan, an employee’s or Consultant’s period of Authorized Leave will end on the earliest of (A) Authorized Leave Return Date, (B) the date of death, (C) the date on which the employee resigns from employment or the Consultant resigns from their engagement, (D) the date on which the employee is terminated for Cause, (E) the date which is the end of the minimum statutory notice period (if any) that follows the date on which the Corporation or Affiliate terminates the employment of an employee without Cause and for certainty, shall exclude any other period that follows or ought to have followed the end of the minimum statutory notice period, and (F) the date on which the Consultant’s services are terminated by the Corporation or an Affiliate, regardless of the reason. Such date referred to in the foregoing clauses (A) through (F), for the purpose of this Plan be deemed to be the last day of Active Employment or Active Engagement, as the case may be;
g.“Authorized Leave Extended Vesting Period” means, with respect to an Authorized Leave for which an Authorized Return Date has occurred the number of calendar quarters, as determined by the Corporation in accordance with its policies in effect, from time to time, equal to the Authorized Leave Suspension Multiple;
h.“Authorized Leave Return Date” means the date that a Participant first returns to Active Employment or Active Engagement, as the case may be, following an Authorized Leave;

i.“Authorized Leave Suspension Multiple” means, where an Authorized Leave ends because of an Authorized Leave Return Date, the quotient (as rounded in accordance with the below) determined by the following formula:
Where A equals the number of calendar days in a period of Authorized Leave, including the first date of an absence that is an Authorized Leave but not including the Authorized Leave Return Date.
It is further provided that, if there is any fractional remainder, the quotient will be rounded up to the nearest whole number (if such fractional remainder equals or exceeds 0.5) or rounded down to the nearest whole number (if such fractional remainder is less than 0.5);
j.“Award Date” means the date(s) during the Fiscal Year on which the Annual Board Retainer is awarded;
k.“Board” means the board of directors of the Corporation as constituted from time to time;
l.“Business Day” means a day, other than a Saturday or Sunday, on which banking institutions in Ottawa, Ontario are not authorized or obligated by law to close;
m.“Cash Equivalent” means the amount of money expressed in U.S. dollars equal to the Market Value multiplied by the number of vested Units in the Participant’s notional account, net of any Applicable Withholding Taxes, on the PSU Settlement Date, RSU Settlement Date or DSU Termination Date, as applicable;
n.“Cause” means, (i) in respect of the termination of an employee employed in Ontario, wilful misconduct, disobedience or wilful neglect of duty that is not trivial and is not condoned by the Corporation or Affiliate, or (ii) in respect of an employee employed in another jurisdiction outside of Ontario, such conduct by the employee which permits the Corporation or Affiliate to terminate the employee without notice, payment in lieu of notice or severance pay whether arising under statute, contract or at law;
o.“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

i.any transaction (other than a transaction described in clause (ii) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs (A) upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation’s equity incentive plans, or (B) as a result of the conversion of Multiple Voting Shares into Shares;
ii.there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;
iii.the sale, lease, exchange, license or other disposition of all or substantially all of the Corporation’s assets to a person or group of persons other than a person or group of persons that was/were an Affiliate or all Affiliates, as applicable, of the Corporation at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition;
iv.the passing of a resolution by the Board or Shareholders to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or
v.individuals who, on the Effective Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board;
provided that, for any award hereunder to a U.S. Participant, to the extent such award constitutes nonqualified deferred compensation within the meaning of Section 409A, a “Change of Control” shall only occur if it constitutes a “Change of Control” under Section 409A.
p.“Code” has the meaning given to that term in Section 2.19(1);
q.“Consultant” has the meaning ascribed to that term in National Instrument 45-106 – Prospectus Exemptions;
r.“Corporation” means Shopify Inc. and its respective successors and assigns;
s.“Date of Grant” means the date on which a particular Unit is granted by the Board as evidenced by the Grant Agreement pursuant to which the applicable Unit was granted;
t.“Deferred Share Unit” or “DSU” means a unit designated as a Deferred Share Unit representing the right to receive one Share or the Cash Equivalent in accordance with the terms set forth in the Plan, including in the Grant Agreement;
u.“Discretionary-Settled PSU” means a PSU in respect of which the applicable Grant Agreement permits the Corporation to settle such PSU through either one Share or the Cash Equivalent, at the discretion of the Corporation;

v.“Discretionary-Settled PSU Settlement Date” has the meaning given to that term in Section 7.1(1)(a);
w.“Discretionary-Settled PSU Settlement Notice” means a notice, in a form substantially similar to that contained in Schedule “I” attached hereto, as such may be amended from time to time; provided, however, that a Discretionary-Settled PSU Settlement Notice need not be substantially in the form attached hereto as Schedule “I” to the extent necessary to reflect compliance with applicable laws in the jurisdiction or jurisdictions in which the Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant;
x.“DSU Participant” means a director of the Corporation (who for greater certainty may also be an employee, if applicable) who has been designated by the Corporation for participation in the Plan, who has agreed to participate in the Plan and to whom Deferred Share Units have or will be granted thereunder;
y.“DSU Payment Date” means (a) with respect to a Deferred Share Unit granted to a DSU Participant who is not a U.S. Participant, no later than December 31 of the calendar year following the calendar year in which the DSU Termination Date occurred, and (b) with respect to a Deferred Share Unit granted to a DSU Participant who is a U.S. Participant, the later of (i) December 31 of the calendar year in which the DSU Termination Date occurred, and (ii) the date that is two and one half months after the DSU Termination Date;
z.“DSU Settlement Notice” means a notice, in a form substantially similar to that contained in Schedule “F” attached hereto, electing the desired form of settlement of Deferred Share Units, as such may be amended from time to time; provided, however, that a DSU Settlement Notice need not be substantially in the form attached hereto as Schedule “F” to the extent necessary to reflect compliance with applicable laws in the jurisdiction or jurisdictions in which the Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant;
aa.     “DSU Termination Date” means (a) with respect to a DSU Participant who is not a U.S. Participant, (i) in the case where such DSU Participant is not also an employee, the day the DSU Participant ceases to be a director and (ii) in the case where the DSU Participant is also an employee, the last day of the DSU Participant’s Active Employment with the Corporation or an Affiliate whether such day is selected by agreement with the DSU Participant, or unilaterally by the

DSU Participant or the Corporation or Affiliate, and whether with or without advance notice to the DSU Participant; and (b) with respect to a DSU Participant who is a U.S. Participant, the date on which such DSU Participant has a “separation from service” as described in Section 409A;
bb.     “Effective Date” has the meaning ascribed thereto in Section 2.5;
cc.     “Elected Amount” has the meaning ascribed thereto in Section 5.3(1);
dd.    “Election Notice” has the meaning ascribed thereto in Section 5.3(1);
ee.    “Eligible Person” means any director, officer, employee or Consultant of the Corporation or any of its Affiliates;
ff.    “Expire” means, with respect to a Unit, the termination of such Unit, on the occurrence of which such Unit is void, incapable of settlement, and of no value whatsoever; and Expires and Expired have a similar meaning;
gg.    “Fiscal Year” means the fiscal year of the Corporation, which as of the Effective Date is the annual period commencing January 1 and ending the following December 31;
hh.    “Grant Agreement” means an agreement between the Corporation or an Affiliate and a Participant under which a Unit is granted, substantially in the form attached hereto as Schedule “A” in reference to RSUs, Schedule “D” in reference to DSUs, and Schedule “G” in reference to PSUs, as each may be amended from time to time; provided, however, that a Grant Agreement need not be substantially in the form attached hereto as Schedule “A” in reference to RSUs, Schedule “D” in reference to DSUs, and Schedule “G” in reference to PSUs to the extent necessary to reflect compliance with applicable laws in the jurisdiction or jurisdictions in which the Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant;
ii.    “Incapacity” means the permanent and total incapacity of a Participant as determined by a licensed physician;
jj.    “Incumbent Board” has the meaning given to that term in Section 1.1(o)(v);
kk.    “Insider” means a “reporting insider” of the Corporation as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions and includes associates and affiliates (as such terms are defined in Part 1 of the TSX Company Manual) of such “reporting insider”;

ll.    “ITA” means the Income Tax Act (Canada), and the regulations thereunder;
mm.    “Legacy Option Plan” means the Corporation’s Fourth Amended and Restated Incentive Stock Option Plan, as may be amended from time to time;
nn.    “Market Value” means, on any particular day, the volume weighted average trading price of a Share on the New York Stock Exchange for the five (5) preceding days on which the Shares were traded, or on any other stock exchange as selected by the Board for these purposes. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the fair market value of such Shares as determined by the Board in its sole and absolute discretion;
oo.    “Multiple Voting Shares” means the Class B multiple voting shares in the capital of the Corporation;
pp.    “Outside RSU Vesting Date” has the meaning given to that term in Section 3.5;
qq.    “Outside Settlement Date” means, with respect to a Restricted Share Unit or a Discretionary-Settled PSU, December 31st of the third year following the year in which the Date of Grant occurs;
rr.    “Participant” means an RSU Participant, a DSU Participant, or a PSU Participant, as applicable;
ss.    “Performance Criteria” shall mean criteria, if any, established by the Board which, without limitation, may include criteria based on the financial performance of the Corporation and/or an Affiliate;
tt.    “Performance Share Unit” or “PSU” means a unit granted or credited to a PSU Participant’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles a PSU Participant to receive one Share or the Cash Equivalent in accordance with the terms set forth in the Plan, including in the Grant Agreement;
uu.    “Plan” means this Long Term Incentive Plan, as may be amended from time to time;
vv.    “PSU Participant” means an Eligible Person who has been designated by the Corporation for participation in the Plan and who has agreed to participate in the Plan and to whom a Performance Share Unit has been granted or will be granted thereunder;

ww.    “PSU Settlement Date” means either a Discretionary-Settled PSU Settlement Date or a Share-Settled PSU Settlement Date, as applicable;
xx.    “PSU Termination Date” means the date on which a PSU Participant ceases to be an Eligible Person as a result of a termination of employment or retention with the Corporation or an Affiliate for any reason, including death, retirement, or resignation or termination with or without Cause. For the purposes of the Plan, a PSU Participant’s employment or retention with the Corporation or an Affiliate shall be considered to have terminated effective on the last day of the PSU Participant’s Active Employment or Active Engagement with the Corporation or Affiliate, as the case may be, whether such day is selected by agreement with the PSU Participant, or unilaterally by the PSU Participant or the Corporation or Affiliate, and whether with or without advance notice to the PSU Participant.
yy.    “PSU Vesting Date” means the date or dates determined in accordance with the terms of the Grant Agreement entered into in respect of such Performance Share Units (as described in Section 6.4), on and after which a particular Performance Share Unit will be settled, subject to earlier termination, amendment or acceleration in accordance with the terms of the Plan, including the Grant Agreement;
zz.    “Restricted Share Unit” or “RSU” means a unit granted or credited to an RSU Participant’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles an RSU Participant to receive one Share or the Cash Equivalent in accordance with the terms set forth in the Plan, including the Grant Agreement;
aaa.    “RSU Participant” means an Eligible Person who has been designated by the Corporation for participation in the Plan and who has agreed to participate in the Plan and to whom a Restricted Share Unit has been granted or will be granted thereunder;
bbb.    “RSU Settlement Date” has the meaning ascribed thereto in Section 4.1(1);
ccc.    “RSU Settlement Notice” means a notice, in a form substantially similar to that contained in Schedule “B” attached hereto, as such may be amended from time to time; provided, however, that an RSU Settlement Notice need not be substantially in the form attached hereto as Schedule “B” to the extent necessary to reflect compliance with applicable laws in the jurisdiction or jurisdictions in which the

Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant;
ddd.    “RSU Termination Date” means the date on which an RSU Participant ceases to be an Eligible Person as a result of a termination of employment or retention with the Corporation or an Affiliate for any reason, including death, retirement, resignation or termination with or without Cause. For the purposes of the Plan, an RSU Participant’s employment or retention with the Corporation or an Affiliate shall be considered to have terminated effective on the last day of the RSU Participant’s Active Employment or Active Engagement with the Corporation or Affiliate, as the case may be, whether such day is selected by agreement with the RSU Participant, or unilaterally by the RSU Participant or the Corporation or Affiliate, and whether with or without advance notice to the RSU Participant;
eee.    “RSU Vesting Date” means the date or dates determined in accordance with the terms of the Grant Agreement entered into in respect of such Restricted Share Units (as described in Section 3.4) or such dates that result from an Authorized Leave (as described in Section 3.5), on and after which a particular Restricted Share Unit will be settled, subject to earlier termination, amendment or acceleration in accordance with the terms of the Plan, including the Grant Agreement;
fff.    “Section 409A” has the meaning given to that term in Section 2.19(2);
ggg.    “Share” means a Class A subordinate voting share in the capital of the Corporation;
hhh.    “Share-Settled PSU” means a PSU in respect of which the applicable Grant Agreement requires the Corporation to settle such PSU through one Share or, if such Grant Agreement provides and at the PSU Participant’s election, the Cash Equivalent;
iii.    “Share-Settled PSU Settlement Date” has the meaning given to that term in Section 7.2(1)(a);
jjj    “Share-Settled PSU Settlement Notice” means a notice, in a form substantially similar to that contained in Schedule “H” attached hereto electing the desired form of settlement of vested Share-Settled PSUs, as such may be amended from time to time; provided, however, that a Share-Settled PSU Settlement Notice need not be substantially in the form attached hereto as Schedule “H” to the extent necessary to reflect compliance with applicable laws in the jurisdiction or jurisdictions in which the Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant;
kkk.    “Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of securities of the Corporation from treasury, including without limitation a Share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise, but does not include any such arrangement which does not involve the issuance from treasury or potential issuance from treasury of securities of the Corporation;
lll.    “Shareholders” means holders of Shares or Multiple Voting Shares;
mmm.    “Stock Exchange” means the TSX or, if the Shares are not listed or posted for trading on the TSX but are listed and posted for trading on another stock exchange, the stock exchange on which the Shares are listed or posted for trading;
nnn.    “Stock Option Plan” means the Corporation’s Stock Option Plan, as may be amended from time to time;
ooo.    “Termination Notice” has the meaning ascribed thereto in Section 5.4(1);
ppp.    “TSX” means the Toronto Stock Exchange;
qqq.    “U.S. Participant” has the meaning given to that term in Section 2.19(1); and
rrr.    “Units” means DSUs, PSUs and RSUs, as applicable.
Section 1.2     Interpretation
1.Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term “discretion” or “authority” means the sole and absolute discretion of the Board.
2.In the Plan, words importing the singular shall include the plural and vice versa and words importing any gender include any other gender.
3.Unless otherwise specified in the Participant’s Grant Agreement, all references to money amounts are to United States currency.

4.As used herein, the terms “Article” and “Section” mean and refer to the specified Article and Section of this Plan, respectively.
5.The words “including” and “includes” mean “including (or includes) without limitation”.
ARTICLE 2
GENERAL PROVISIONS

Section 2.1     Administration
1.The Board shall administer this Plan. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements.
2.Subject to the terms and conditions set forth herein, the Board has the authority: (i) to grant Restricted Share Units to RSU Participants; (ii) to grant Deferred Share Units to DSU Participants; (iii) to grant Performance Share Units to PSU Participants; (iv) to determine the terms, including the limitations, restrictions, vesting period, Performance Criteria and conditions (including any Performance Criteria), if any, of such grants; (v) to interpret this Plan and all agreements entered into hereunder; (vi) to adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; and (vii) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, interpretations, and determinations shall be conclusive and binding upon the Corporation or Affiliate, and all RSU Participants, DSU Participants, PSU Participants, Eligible Persons and their legal, personal representatives and beneficiaries.
3.Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee thereof. In such circumstances, all references to the Board in this plan include reference to such committee, except as otherwise determined by the Board. For greater certainty, any such delegation by the Board may be revoked at any time at the Board’s sole discretion.
4.No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such person shall be entitled to indemnification by the Corporation with respect to any such action or determination.

5.The Board may adopt such rules or regulations and vary the terms of this Plan and any grant hereunder as it considers necessary to address tax or other requirements of any applicable non-Canadian jurisdiction.
6.The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Shares or any other securities in the capital of the Corporation other than as specifically provided for in the Plan.
Section 2.2.     Grant of Units and Shares Reserved
1.Subject to the provisions of this Plan, the Board may grant Units to Participants upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by this Plan as the Board may determine, including those set out in a Grant Agreement, provided that:
a.The maximum number of Shares reserved for issuance, in the aggregate, under this Plan and the Stock Option Plan as of the Effective Date is equal to 25,082,619. The number of Shares available for issuance, in the aggregate, under this Plan and the Stock Option Plan will be automatically, and without any further action on the part of the Board or the Shareholders, increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Shares and Multiple Voting Shares on December 31 of the preceding calendar year. Notwithstanding the foregoing, the Board may act prior to January 1st of a given year to provide that there will be no January 1st increase in the maximum number of Shares reserved for issuance under this Plan and the Stock Option Plan for such fiscal year or that any increase in the Share reserve for such year will be a lesser number of Shares than would otherwise occur pursuant to the preceding sentence; and
b.The number of Shares subject to any grants of Units (or portions thereof) that (i) Expire or are forfeited, surrendered, cancelled or otherwise terminated prior to the delivery of the Shares pursuant to a grant of Units, (ii) are settled through purchases on the open market or (ii) are settled in cash in lieu of settlement in Shares shall, in each case, automatically become available to be made and subject to new grants under this Plan. In addition, if an option under the Stock Option Plan or the Legacy Option Plan expires, is forfeited, or is cancelled for any reason, the Shares subject to that option or the number of Shares equal to the number of Multiple Voting Shares subject to that legacy option, as applicable, shall be available for grants under this Plan, subject to any required prior approval by the Stock Exchange.

Section 2.3     Amendment and Termination
1.The Board may, in its sole discretion, suspend or terminate the Plan at any time or from time to time and/or amend or revise the terms of the Plan or of any Unit granted under the Plan and any Grant Agreement relating thereto provided that such suspension, termination, amendment, or revision shall:
a.not adversely alter or impair any Unit previously granted except as permitted by the terms of this Plan;
b.be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and
c.be subject to Shareholder approval, where required by law, the requirements of the Stock Exchange or this Plan.
2.If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force with respect to outstanding Units will continue in effect as long as any such Unit or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such interpretations and amendments to the Plan or the Units as they would have been entitled to make if the Plan were still in effect.
3.Subject to Section 2.3(1), the Board may from time to time, in its discretion and without the approval of Shareholders or Participants, make changes to the Plan or any Unit that do not require the approval of Shareholders under Section 2.3(4), which may include but are not limited to:
a.any amendment of a “housekeeping” nature, including without limitation those made to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan;
b.changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Units;
c.a change to the provisions governing assignability and the effect of termination of a Participant’s employment, contract or office;
d.the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

e.any amendment to the Plan respecting administration and eligibility for participation under the Plan;
f.any amendment to the Plan to preserve the tax treatment of the awards hereunder, including, without limitation, for purposes of Section 409A (except to the extent that Shareholder approval would be required by law or the requirements of the Stock Exchange in respect of such amendment); and
g.an amendment of the Plan or a Unit as necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, an Affiliate, the Plan, the Participants or the Shareholders.
4.Shareholder approval is required for the following amendments to the Plan:
a.any increase in the maximum number of Shares that may be issuable from treasury pursuant to Units granted under the Plan (as set out in Section 2.2), other than an adjustment pursuant to Section 2.15;
b.any amendment to remove or to exceed the limits with respect to Insiders set out in Section 2.18; and
c.any amendment to Section 2.3(3) and this Section 2.3(4).
Section 2.4    Compliance with Legislation
1.The administration of the Plan (including any amendments thereto), the terms of the grant of any Unit under the Plan, the grant of Units, and the Corporation’s obligation to issue Shares or deliver a Cash Equivalent shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of the Stock Exchange and any other stock exchange on which the Shares are listed or posted for trading, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Unit hereunder to issue Shares or deliver a Cash Equivalent in violation of such laws, rules and regulations or any condition of such approvals.
2.The Corporation shall have no obligation to grant any Units or issue Shares where such grant or issuance would require registration or qualification of the Plan or of the Units or Shares under the securities laws of any foreign jurisdiction (other than the United States), or require the Corporation to continue in effect any such registrations or qualifications if made (other than in the United States). If the Corporation determines that it is unable to, or that it is impracticable for it to, so register or qualify the Plan, the Units or the Shares, as applicable, under the securities laws of any foreign jurisdiction (other than the United States), or that there is no available exemption from any such registration or qualification requirements in such foreign jurisdiction, then the Board may, in its sole and absolute discretion, void any purported grant of any Unit or purported issuance of any Shares made to a person in such foreign jurisdiction or that is subject to the securities laws of such foreign jurisdiction.
3.The Corporation shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed with the Stock Exchange (and any other stock exchange on which the Shares are listed or posted for trading). Shares issued to Participants pursuant to the settlement of Units may be subject to limitations on sale or resale under applicable securities laws.
4.Should the Board, in its sole and absolute discretion, determine that it is not desirable or feasible to provide for the settlement of Restricted Share Units, Deferred Share Units or Performance Share Units, as applicable, including by reason of any such laws, regulations, rules, orders or requirements, it shall notify the Participants of such determination and on receipt of such notice each Participant shall have the option of electing that such settlement obligations be satisfied by means of a cash payment by the Corporation equal to the Cash Equivalent of the Restricted Share Units, Deferred Share Units or Performance Share Units, as applicable. Each Participant shall comply with all such laws, regulations, rules, orders and requirements, and shall furnish the Corporation with any and all information and undertakings, as may be required to ensure compliance therewith.
Section 2.5     Effective Date
1.The Plan was initially made effective on May 27, 2015, being the date of the closing of the initial public offering of the Shares. The amendment and restatement of the Plan will be effective on the date (the “Effective Date”) upon which this Plan is approved by:
a.the Stock Exchange; and
b.the Shareholders, by the affirmative vote of a majority of the votes attached to the Shares and Multiple Voting Shares entitled to vote, voting together as a single class, and represented and voted at an annual or special meeting of Shareholders held, among other things, to consider and approve this Plan.

Section 2.6    Applicable Tax Withholdings and Deductions
1.Notwithstanding any other provision contained herein, and together with Section 2.6(3) the Corporation or the relevant Affiliate, as applicable, shall be entitled to withhold from any amount payable to a Participant, either under this Plan or otherwise, such amounts as may be necessary so as to ensure that the Corporation or the relevant Affiliate is in compliance with all applicable withholding tax or other source deduction liabilities relating to the settlement of such Units (the “Applicable Withholding Taxes”).
2.It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. Neither the Corporation nor any Affiliate shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan and the Participant shall indemnify and save harmless the Corporation and its Affiliates from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be asserted against the Corporation or its Affiliates or which the Corporation or its Affiliates may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith.
3.For greater certainty, unless not required under the ITA or any other applicable law, no cash payment will be made nor will Shares be issued until:
a.an amount sufficient to cover the Applicable Withholding Taxes and any applicable settlement fees payable on the settlement of Units has been received by the Corporation (or withheld by the Corporation from the Cash Equivalent and/or cash payment noted above if applicable);
b.the Participant undertakes to arrange for such number of Shares to be sold as is necessary to raise an amount equal to the Applicable Withholding Taxes and any applicable settlement fees, and to cause the proceeds from the sale of such Shares to be delivered to the Corporation; or
c.where permitted by the terms of this Plan, the Participant elects to settle for cash such number of Units as is necessary to raise funds sufficient to cover the Applicable Withholding Taxes and any applicable settlement fees with such amount being withheld by the Corporation.
Where Applicable Withholding Taxes and any applicable settlement fees may be satisfied through more than one means or a combination of means described in this Section 2.6(3), the Corporation may permit the Participant to elect the means by which the Applicable

Withholding Taxes and any applicable settlement fees may be satisfied, but the Board reserves the right, in its absolute and sole discretion, to determine the required means of satisfying such Applicable Withholding Taxes and any applicable settlement fees, and the Participant shall be bound by the Board’s determination.
Section 2.7    No Interest
No interest or other amounts shall accrue to the Participant in respect of any amount payable by the Corporation to the Participant under this Plan or any Unit.
Section 2.8    Non-Transferability
Except as set forth herein, Units are not transferable. Units may be settled only by:
a.the Participant to whom the Units were granted;
b.upon the Participant’s death, by the legal representative of the Participant’s estate or other duly authorized legal representative; or
c.upon the Participant’s Incapacity, the legal representative having authority to deal with the property of the Participant;
provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to settle any Unit.
Section 2.9    Participation in this Plan
1.No Participant has any claim or right to be granted a Unit (including, without limitation, a Unit granted in substitution for any Unit that has Expired pursuant to the terms of this Plan), and the granting of any Unit does not and is not to be construed as giving a Participant a right to continued employment or to remain a Consultant, director, officer or employee, as the case may be, of the Corporation or an Affiliate of the Corporation. Nothing contained in this Plan or in any Unit granted under this Plan shall interfere in any way with the rights of the Corporation or an Affiliate of the Corporation in connection with the employment, engagement or termination of any such person.
2.No Participant or Participant’s legal representative has any rights or privileges as a Shareholder in respect of Units or Shares that are issuable upon the settlement of a Unit pursuant to the terms of this Plan until a Unit has been duly settled and Shares have been issued in respect thereof to such Participant or Participant’s legal representative.

3.The Corporation makes no representation or warranty as to the future Market Value or other price/value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or settlement of a Unit or transactions in the Shares. With respect to any fluctuations in the Market Value or other price/value of Shares, neither the Corporation, nor any of its directors, officers, employees, Shareholders or agents shall be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Units will be granted to such Participant to compensate for a downward fluctuation in the Market Value or other price/value of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation does not assume responsibility for the income or other tax consequences resulting to the Participant as a result of the Participant’s participation in the Plan, and they are advised to consult with their own tax advisors.
4.Participation in the Plan or the grant of Units on a particular basis in any year does not create any right to or expectation of participation in the Plan or the grant of Units on the same basis, or at all, in any future year. No Participant will have a claim for compensation or damages in lieu of not receiving a grant of Units.
5.The terms of the Plan do not entitle the Eligible Person to the exercise of any discretion in his or her favour.
6.No Eligible Person has any right to compensation or damages for any loss in relation to the Plan, including any loss in relation to:
a.the circumstances described in Section 2.9(3) above;
b.any loss or reduction of rights or expectations under the Plan in any circumstances (including any termination of employment or engagement);
c.any exercise of a discretion or decision taken in relation to Units or to the Plan, or any failure to exercise a discretion or take a decision; or
d.the operation, suspension, termination or amendment of the Plan.
7.Units shall be credited to an unfunded notional bookkeeping account established and maintained by the Corporation in the name of each Participant. Notwithstanding any other provision of the Plan to the contrary, a Unit shall not be considered or construed as an actual investment in Shares. Participants shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Corporation or any Affiliate. No assets of the Corporation or any Affiliate shall be held in any way as collateral security for the fulfillment of the obligations of the Corporation or any Affiliate under this Plan. Any and all of the Corporation’s or any Affiliate’s assets shall be, and remain, the general unrestricted assets of the Corporation or Affiliate.
8.The Corporation’s or any of its Affiliates’ obligation under this Plan shall be merely that of an unfunded and unsecured promise of the Corporation or such Affiliate to pay money in the future, and the rights of Participants shall be no greater than those of unsecured general creditors.
Section 2.10    Notice
Any Notice required to be given pursuant to the Plan must be in writing. All notices to the Corporation or any Affiliate must be delivered personally, by electronic notice through the online platform provided by the Corporation’s equity plan manager, by prepaid registered mail or by email and must be addressed to the secretary of the Corporation. All notices to the Participant will be addressed to the principal address of the Participant on file with the Corporation and will be delivered personally, by electronic notice through the online platform provided by the Corporation’s equity plan manager, by prepaid registered mail or by email. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received: (i) if delivered personally, on the date of delivery; (ii) if sent by prepaid, registered mail, on the fifth Business Day following the date of mailing; or (iii) if sent by email, or through the online platform provided by the Corporation’s equity plan manager, when the notice is sent. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.
Section 2.11     Right to Issue Other Shares
The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares or Multiple Voting Shares, repurchasing Shares or Multiple Voting Shares or varying or amending its share capital or corporate structure.
Section 2.12    Quotation of Shares
So long as the Shares are listed on a Stock Exchange, the Corporation must apply to the Stock Exchange for the listing or quotation, as applicable, of the Shares issued upon the settlement of all Units granted under the Plan, however, the Corporation cannot guarantee that such Shares will be listed or quoted on the Stock Exchange or any other stock exchange.

Section 2.13    Conformity to Plan
In the event that a Unit is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of this Plan, or purports to grant Units on terms different from those permitted under this Plan (except to the extent necessary to comply with applicable local laws), the Unit, or the grant of such Unit shall not be in any way void or invalidated, but the Unit so granted will be adjusted to become, in all respects, in conformity with this Plan.
Section 2.14    Dividend Equivalents
In the event a dividend becomes payable on the Shares, then on the payment date for such dividend, each Participant’s notional account shall, unless otherwise determined by the Board in respect of any grant of Units, be credited with additional Units (including fractional Units) of the same kind as credited in such Participant’s applicable notional account, the number of which shall be determined by dividing: (i) the amount determined by multiplying (a) the number of Units in such Participant’s notional account (whether vested or unvested) on the record date for the payment of such dividend by (b) the dividend paid per Share, by (ii) the Market Value of a Share on the dividend payment date for such dividend, in each case, with fractions computed to two decimal places. Such additional Units (including fractional Units), if credited, shall vest on the same basis as the underlying Units.
Section 2.15    Adjustments
Subject to any required approval by the Stock Exchange or regulatory authority, in the case of any merger, amalgamation, arrangement, rights offering, subdivision, consolidation, or reclassification of the Shares or other relevant change in the capitalization of the Corporation, or stock dividend or distribution (excluding dividends or distributions which may be paid in cash or in Shares at the option of the Shareholder), or exchange of the Shares for other securities or property, the Corporation shall make appropriate adjustments in the Shares issuable or amounts payable, as the case may be, as determined as appropriate by the Board, to preclude a dilution or enlargement of the benefits hereunder, and any such adjustment (or non-adjustment) by the Corporation shall be conclusive, final and binding upon the Participants. However, no amount will be paid to, or in respect of, the Participants under the Plan or pursuant to any other arrangement, and no additional Units will be granted to such Participant to compensation for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

Section 2.16    Cancellation of Units
Upon settlement of the Units in accordance with the Plan, the Units shall be cancelled and no further payments shall be made from the Plan in relation to such Units.
Section 2.17    Governing Law
The Plan shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Section 2.18    Limits with Respect to Insiders
1.The maximum number of Shares and Multiple Voting Shares issuable to Insiders at any time pursuant to the settlement of Units granted under this Plan, options granted under the Stock Option Plan and Legacy Option Plan and any other Share Compensation Arrangement, shall not exceed ten percent (10%) of the Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).
2.The maximum number of Shares and Multiple Voting Shares issued to Insiders within any one year period pursuant to the settlement of Units granted under this Plan, options granted under the Stock Option Plan and the Legacy Option Plan and any other Share Compensation Arrangement, shall not exceed ten percent (10%) of the Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).
3.Any Unit granted to a Participant pursuant to the Plan, or securities issued to a Participant under the Stock Option Plan or Legacy Option Plan and any other Share Compensation Arrangement, prior to the Participant becoming an Insider, shall be excluded for the purposes of the limits set out in Section 2.18(1) and Section 2.18(2) above.
Section 2.19    Section 409A Compliance
1.The following special rules and limitations are applicable to Units issued under this Plan to Participants subject to taxation in the United States (referred to hereunder as “U.S. Participants”). “Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.
2.With respect to U.S. participants, this Plan as well as payments and benefits under this Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A of the Code (“Section 409A”), and, accordingly, to the maximum extent permitted, this Plan shall be interpreted in accordance therewith. Notwithstanding anything contained in this Plan to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, the Participant shall not be considered to have terminated employment or service with the Corporation for purposes of this Plan and no payment shall be due to the Participant under this Plan or any Award until the Participant would be considered to have incurred a “separation from service” from the Corporation and its Affiliates within the meaning of Section 409A. Any payments described in this Plan that are due within the “short term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in this Plan, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Corporation or any of its Affiliates) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Section 409A, the settlement and payment of such awards (or other amounts) shall instead be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier). Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A. Neither the Corporation nor any of its Affiliates makes any representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. Neither the Corporation nor any person acting on its behalf shall be liable to any Participant or to the estate or beneficiary of any Participant by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an award hereunder to satisfy the requirements of Section 409A. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.
ARTICLE 3
RESTRICTED SHARE UNITS

Section 3.1    Grant of Restricted Share Units
1.Subject to the provisions of this Plan, the Board may grant Restricted Share Units to any Eligible Person upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by this Plan as the Board may determine.
2.The grant of a Restricted Share Unit shall be evidenced by a Grant Agreement, signed on behalf of the Corporation.

3.The Corporation shall maintain a notional account for each RSU Participant, in which shall be recorded the number of vested and unvested Restricted Share Units granted or credited to such Participant.
4.The grant of a Restricted Share Unit to an RSU Participant, or the settlement of a Restricted Share Unit, under the Plan shall neither entitle such RSU Participant to receive nor preclude such RSU Participant from receiving subsequently granted Restricted Share Units.
Section 3.2    Equivalence
One (1) Restricted Share Unit is equivalent to one (1) Share. Fractional Restricted Share Units are permitted under the Plan.
Section 3.3    Calculation
The number of Restricted Share Units (including fractional Restricted Share Units) granted at any particular time pursuant to this Plan will be calculated by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.
Section 3.4    Vesting
1.Subject to the terms of the Plan, the RSUs will vest in accordance with the terms of the RSU Participant’s Grant Agreement, provided however:
a.all Restricted Share Units credited pursuant to Section 2.14 shall vest simultaneously with the Restricted Share Units to which they relate, provided the Participant is continuously employed by or continuously retained by the Corporation, or any of its Affiliates, from the Date of Grant until such RSU Vesting Date; and
b.in the event of any Change of Control, any unvested Restricted Share Units shall vest on the date which the Board determines in accordance with Article 8.
Section 3.5     Authorized Leave
Notwithstanding any other provision of the Plan save and except Section 4.1(3), unless otherwise approved by the Board or required by applicable legislation, the vesting of any Restricted Share Units granted hereunder shall be suspended with effect from the first day of the absence that constitutes an Authorized Leave. Upon an RSU Participant’s Authorized Leave Return Date, (a) the vesting of such Restricted Share Units shall recommence on the first RSU Vesting Date that follows the end of the Authorized Leave

Extended Vesting Period; provided, however, that if there are no scheduled RSU Vesting Dates for the Grant Agreement following the end of the Authorized Leave Extended Vesting Period, vesting shall recommence on the Corporation’s first scheduled RSU release date that occurs after the end of the Authorized Leave Extended Vesting Period, and (b) the overall vesting period of such Restricted Share Units shall continue and be extended by a period equal to the Authorized Leave Extended Vesting Period, provided that vesting will not extend past the Outside RSU Vesting Date. During that portion of the overall vesting period of such Restricted Share Units that is extended by a period equal to the Authorized Leave Extended Vesting Period, vesting will occur at the same frequency and at the same percentage as reflected in the Grant Agreement, provided that vesting will not extend past the Outside RSU Vesting Date.
Notwithstanding the foregoing paragraphs of this Section 3.5, upon an RSU Participant’s (who is an employee) Authorized Leave Return Date in respect of an Authorized Leave that was a statutory leave or a disability leave, the percentage of RSUs that vest on each RSU Vesting Date that follows the end of the Authorized Leave Extended Vesting Period shall be accelerated to twice the percentage as provided for in the Participant’s Grant Agreement, provided that (x) the acceleration of vesting shall cease when and if the RSU Participant holds vested Restricted Share Units in accordance with the original schedule of RSU Vesting Dates provided for in the RSU Participant’s Grant Agreement (that is, as of the first date that the RSU Participant’s vested Restricted Share Units equal or exceed the Restricted Share Units that would have vested had the Authorized Leave not occurred), and (y) the foregoing acceleration shall not apply if, on the first RSU Vesting Date that follows the end of the Authorized Leave Extended Vesting Period, the number of Restricted Share Units that vest on such date in the absence of acceleration equals or exceeds the Restricted Share Units that would have vested on such date had the Authorized Leave not occurred, and provided further that, in each case, vesting will not extend past the Outside RSU Vesting Date.
For certainty, the treatment of RSUs upon return from Authorized Leave as described in this Section 3.5 including the acceleration provided for herein (if applicable) or the extension of the overall vesting period of such RSUs by a period equal to an Authorized Leave Extended Vesting Period may not be sufficient to allow for full vesting of all RSUs granted under an RSU Participant’s Grant Agreement, and for certainty, nothing contained herein shall limit the ability of the Corporation or an Affiliate to terminate the employment or engagement of an RSU Participant during the period of Authorized Leave or limit the effect of Section 4.3 of the Plan upon the termination of any RSU Participant’s employment or engagement. For the purpose of this Section 3.5 “Outside RSU Vesting Date” means December 1st of the third calendar year after the first year of a

Participant’s services in respect of which the Restricted Share Units were granted. For certainty, unless otherwise approved by the Board or in the case of an employee, as required by employment standards legislation, no additional grant of RSUs will be made to an employee or Consultant while they are on an Authorized Leave and no employee or Consultant will have any claim for compensation or damages in lieu of not having received an additional grant.
ARTICLE 4
RESTRICTED SHARE UNIT SETTLEMENT & EXPIRY

Section 4.1    Settlement of Restricted Share Units
1.Except as otherwise provided in an RSU Participant’s Grant Agreement or any other provision of this Plan:
a.all of the vested Restricted Share Units covered by a particular grant and the related Restricted Share Units credited pursuant to Section 3.3 may be settled on the first Business Day following their RSU Vesting Date (the “RSU Settlement Date”);
b.the Corporation is entitled to deliver to the Participant, within five (5) Business Days following the RSU Settlement Date, an RSU Settlement Notice providing for the method of settlement for the RSUs in respect of any or all vested Restricted Share Units held by the Participant; and
c.in the RSU Settlement Notice, the Corporation will elect, in the Corporation’s sole discretion, including with respect to any fractional Restricted Share Units, to settle vested Restricted Share Units for their Cash Equivalent (determined in accordance with Section 4.2(1)), Shares (determined in accordance with Section 4.2(2)) or a combination thereof; provided, however, that the Corporation shall at all relevant times reserve the right to modify the method of settlement (even if a RSU Settlement Notice has already been delivered to the Participant).
2.Except as otherwise provided in an RSU Participant’s Grant Agreement, subject to Section 4.1(5), settlement of Restricted Share Units shall take place promptly following delivery of an RSU Settlement Notice and take the form set out in the RSU Settlement Notice (unless otherwise modified by the Corporation) through:
a.in the case of settlement of Restricted Share Units for their Cash Equivalent, delivery of the Cash Equivalent to the RSU Participant;

b.in the case of settlement of Restricted Share Units for Shares, issuance of Shares to the Participant; or
c.in the case of settlement of Restricted Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.
3.Notwithstanding any other provision of the Plan (including, for greater certainty, Section 3.5), in no event will the RSU Settlement Date (and any subsequent payment with respect thereof) for any Restricted Share Units granted hereunder be made later than the Outside Settlement Date, and any Restricted Share Units that have not settled and been paid by such date will automatically Expire or will accelerate and be settled and paid out by such date, at the sole discretion of the Board.
4.With respect to U.S. Participants and notwithstanding any other provision of the Plan to the contrary, Restricted Share Units are designed to vest and be settled within the short term deferral period, within the meaning of Section 409A.
5.Except as otherwise provided in an RSU Participant’s Grant Agreement, if an RSU Settlement Notice is not received by the RSU Participant within five (5) Business Days following the RSU Settlement Date, settlement shall take the form of Shares as set out in Section 4.2(2).
Section 4.2    Determination of Amounts
1.Cash Equivalent of Restricted Share Units. For purposes of determining the Cash Equivalent of Restricted Share Units to be made pursuant to Section 4.1(2)(a) or Section 4.1(2)(c), such calculation will be made on the RSU Settlement Date based on the Market Value on the RSU Settlement Date multiplied by the number of vested Restricted Share Units in the Participant’s Restricted Share Unit notional account which the Corporation desires to settle in cash pursuant to the RSU Settlement Notice.
2.Payment in Shares; Issuance of Shares. For the purposes of determining the number of Shares to be issued and delivered to an RSU Participant upon settlement of Restricted Share Units pursuant to Section 4.1(2)(b) or Section 4.1(2)(c), such calculation will be made on the RSU Settlement Date based on the whole number of Shares equal to the whole number of vested Restricted Share Units then recorded in the Participant’s Restricted Share Unit notional account which the Corporation desires to settle pursuant to the RSU Settlement Notice. Shares will be issued in consideration for the past services of the RSU Participant to the Corporation or an Affiliate, as applicable, and the entitlement of the RSU Participant under this Plan shall be satisfied in full by such issuance of Shares. If applicable, the Corporation shall also make a cash payment to the RSU

Participant with respect to the value of fractional Restricted Share Units standing to the RSU Participant’s credit after the maximum number of whole Shares have been issued by the Corporation, calculated by multiplying (i) the number of such fractional Restricted Share Units by (ii) the Market Value on the RSU Settlement Date.
Section 4.3    Termination of Employment or Engagement
Except as the Board may otherwise determine in its absolute and sole discretion, or unless otherwise provided in the RSU Participant’s Grant Agreement and regardless of any adverse or potentially adverse tax or other consequences resulting therefrom, if an RSU Participant ceases to be an Eligible Person for any reason, any unvested Restricted Share Units held by such RSU Participant shall Expire on the RSU Termination Date and be of no further force or effect whatsoever and such Participant shall not be eligible for a further grant of RSUs. The RSU Participant shall have no entitlement to damages or other compensation arising from this Section 4.3, either in respect of the expiration of unvested Restricted Share Units or the failure to award new Restricted Share Units to such RSU Participant following the RSU Termination Date, including damages at common law. However, nothing herein is intended to limit any statutory entitlements, and such statutory entitlements shall, if required, apply.
ARTICLE 5
DEFERRED SHARE UNITS

Section 5.1     Grant of Deferred Share Units
1.Subject to this Article 5, the Board may recommend the grant of, from time to time, Deferred Share Units to a DSU Participant.
2.The grant of a Deferred Share Unit shall be evidenced by a Grant Agreement, signed on behalf of the Corporation.
3.The Corporation shall maintain a notional account for each DSU Participant, in which shall be recorded the number of Deferred Share Units granted or credited to such Participant.
4.The grant of a Deferred Share Unit to a DSU Participant, or the settlement of a Deferred Share Unit, under the Plan shall neither entitle such DSU Participant to receive nor preclude such DSU Participant from receiving subsequently granted Deferred Share Units.

Section 5.2    Equivalence
One (1) Deferred Share Unit is equivalent to one (1) Share. Fractional Deferred Share Units are permitted under the Plan.
Section 5.3    Election Notice; Elected Amount
1.Subject to Board approval, a DSU Participant may elect by filing an election notice in the form of Schedule “C” attached hereto (the “Election Notice”), once each Fiscal Year, to be paid up to one hundred percent (100%) of his or her Annual Board Retainer in the form of Deferred Share Units (the “Elected Amount”), with any balance being paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation. In the case of an existing DSU Participant, the election must be completed, signed and delivered to the Corporation by the end of the Fiscal Year preceding the Fiscal Year to which such election is to apply. In the case of a new DSU Participant, the election must be completed, signed and delivered to the Corporation as soon as possible, and, in any event, no later than 30 days, after the director’s appointment, with such election to be effective on the first day of the fiscal quarter of the Corporation next following the date of the Corporation’s receipt of the election until the final day of such Fiscal Year. If no election is made in respect of a particular Fiscal Year, the new or existing DSU Participant will be paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation.
2.The Election Notice shall, subject to any minimum amount that may be required by the Board, from time to time, designate the percentage of the Annual Board Retainer for the applicable Fiscal Year that is to be deferred into Deferred Share Units, with the remaining percentage to be paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation.
3.In the absence of a designation to the contrary (including delivery of an Election Notice by a DSU Participant requesting that a greater or lesser percentage of his or her Annual Board Retainer be payable in the form of Deferred Share Units relative to the percentage previously elected by such DSU Participant), the DSU Participant’s Election Notice shall remain in effect unless otherwise terminated.
4.With respect to U.S. Participants and notwithstanding any other provision of the Plan to the contrary, to the extent any Deferred Share Unit would constitute nonqualified deferred compensation within the meaning of Section 409A, any election to defer Deferred Share Units shall be made in compliance with Section 409A.

Section 5.4    Termination Right
1.Each DSU Participant is entitled to terminate his or her participation in the Plan by filing with the Chief Financial Officer of the Corporation, or such other officer of the Corporation designated by the Board, a notice electing to terminate the receipt of additional Deferred Share Units in the form of Schedule “E” attached hereto (“Termination Notice”).
2.Such Termination Notice shall be effective as of the date received by the Corporation, provided that, for U.S. Participants, such Termination Notice shall be effective on a prospective basis as provided for in, and in compliance with, Section 409A.
3.Thereafter, any portion of such DSU Participant’s Annual Board Retainer payable, and subject to compliance with Section 5.3, all subsequent Annual Board Retainers shall be paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation.
4.For greater certainty, to the extent a DSU Participant terminates his or her participation in the Plan, he or she shall not be entitled to become a DSU Participant again until the Fiscal Year following the Fiscal Year in which the Termination Notice becomes effective.
Section 5.5    Calculation
1.The number of Deferred Share Units (including fractional Deferred Share Units) granted at any particular time pursuant to this Plan will be calculated by:
a.in the case of an Elected Amount, by dividing (i) the dollar amount of the Elected Amount allocated to the DSU Participant by (ii) the Market Value of a Share on the applicable Award Date; or
b.in the case of a grant of Deferred Share Units pursuant to Section 5.1, by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.
Section 5.6    Vesting
1.All Deferred Share Units recorded in a DSU Participant’s Deferred Share Unit notional account shall vest on the DSU Termination Date, unless otherwise determined by the Board at its sole discretion but subject to a determination of the Board made in accordance with Article 8, and, in any event, subject also to paragraph 6801(d) of the Regulations promulgated under the ITA if applicable to such Deferred Share Units.

2.DSU Participants will not have any right to receive any benefit under the Plan in respect of a Deferred Share Unit until the DSU Termination Date.
Section 5.7    Settlement in respect of Deferred Share Units
1.In respect of an award of Deferred Share Units granted to a DSU Participant, on and after January 1, 2022, settlement shall be made to the DSU Participant as soon as practicable following the DSU Termination Date and no later than the DSU Payment Date and, except as otherwise provided in a DSU Participant’s Grant Agreement (subject to any outside date applicable under paragraph 6801(d) of the Regulations promulgated under the ITA). The Corporation shall, on the DSU Payment Date, deliver to the DSU Participant such Cash Equivalent (determined in accordance with Section 5.8(1)), Shares (determined in accordance with Section 5.8(2)) or a combination thereof as the Corporation elects, in its sole discretion. If such DSU Settlement Notice is not received by the Corporation within 30 days prior to the DSU Payment Date, such notice shall be deemed to have been delivered by the DSU Participant and received by the Corporation on the date that is 30 days prior to the DSU Payment Date.
2.In respect of an award of Deferred Share Units granted to a DSU Participant prior to January 1, 2022, settlement shall be as soon as practicable following the DSU Termination Date and no later than the DSU Payment Date and, except as otherwise provided in a DSU Participant’s Grant Agreement:
a.Subject to Section 5.7(3), the DSU Participant will deliver to the Corporation a DSU Settlement Notice, in the DSU Participant’s sole discretion, to elect to settle all Deferred Share Units in such DSU Participant’s notional account for their Cash Equivalent (determined in accordance with Section 5.8(1)), Shares (determined in accordance with Section 5.8(2)) or a combination thereof.
b.If such DSU Settlement Notice is not received by the Corporation within 30 days prior to the DSU Payment Date, settlement shall take the form of the Cash Equivalent determined in accordance with Section 5.8(1), among other provisions of this Plan.
3.Settlement of Deferred Share Units shall take place on the DSU Payment Date, and, if applicable, in the form set out in the DSU Settlement Notice through:
a.in the case of settlement of Deferred Share Units for their Cash Equivalent, delivery of an amount to the DSU Participant representing the Cash Equivalent;

b.in the case of settlement of Deferred Share Units for Shares, delivery of a share certificate to the DSU Participant, or the entry of the DSU Participant’s name on the share register for the Shares; or
c.in the case of settlement of Deferred Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.
Section 5.8    Determination of Amounts
1.Cash Equivalent of Deferred Share Units. For purposes of determining the Cash Equivalent of Deferred Share Units, such calculation will be made based on the Market Value on the DSU Termination Date multiplied by the number of Deferred Share Units in the Participant’s Deferred Share Unit notional account as of the DSU Termination Date.
2.Payment in Shares; Issuance of Shares. For the purposes of determining the number of Shares to be issued and delivered to a DSU Participant upon settlement of Deferred Share Units, such calculation will be made on the DSU Termination Date, or if the DSU Termination Date is not a Business Day, on the next such Business Day, based on the whole number of Shares equal to the whole number of Deferred Share Units then recorded in the Participant’s Deferred Share Unit notional account. Shares issued will be issued in consideration for the past services of the DSU Participant to the Corporation and the entitlement of the DSU Participant under this Plan shall be satisfied in full by such issuance of Shares. If applicable, the Corporation shall also make a cash payment to the DSU Participant with respect to the value of fractional Deferred Share Units standing to the DSU Participant’s credit after the maximum number of whole Shares have been issued by the Corporation, calculated by multiplying (i) the number of such fractional Deferred Share Units by (ii) the Market Value on the DSU Termination Date.
ARTICLE 6
PERFORMANCE SHARE UNITS

Section 6.1    Grant of Performance Share Units
1.Subject to the provisions of this Plan, the Board may grant Performance Share Units upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine.
2.The grant of a Performance Share Unit shall be evidenced by a Grant Agreement, signed on behalf of the Corporation, which shall, among other things, indicate whether the Performance Share Units subject to such Grant Agreement are Discretionary-Settled PSUs or Share-Settled PSUs.

3.The Corporation shall maintain a notional account for each PSU Participant, in which shall be recorded (a) the number of vested and unvested Performance Share Units granted or credited to such Participant; and (b) which Performance Share Units are Discretionary-Settled PSUs and which Performance Share Units are Share-Settled PSUs.
4.The grant of a Performance Share Unit to a PSU Participant, or the settlement of a Performance Share Unit, under the Plan shall neither entitle such PSU Participant to receive nor preclude such PSU Participant from receiving subsequently granted Performance Share Units.
Section 6.2    Equivalence
One (1) Performance Share Unit is equivalent to one (1) Share. Fractional Performance Share Units are permitted under the Plan. For greater certainty, a Discretionary-Settled PSU is otherwise distinct from and not equivalent to a Share-Settled PSU, and neither shall be exchangeable for the other.
Section 6.3    Calculation
The number of Performance Share Units (including fractional Performance Share Units) granted at any particular time pursuant to this Plan will be calculated by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.
Section 6.4    Vesting
Each PSU Participant’s Grant Agreement shall describe the Performance Criteria established by the Board that must be achieved for Performance Share Units to vest to the PSU Participant, provided the PSU Participant is continuously employed by or in service with the Corporation, or any of its Affiliates, from the Date of Grant until such PSU Vesting Date.
ARTICLE 7
PERFORMANCE SHARE UNIT SETTLEMENT & EXPIRY

Section 7.1    Settlement of Discretionary-Settled PSUs
1.Except as otherwise provided in a PSU Participant’s Grant Agreement or any other provision of this Plan:
a.all of the vested Discretionary-Settled PSUs covered by a particular grant and the related Discretionary-Settled PSUs credited pursuant to Section 2.14 may be settled on the first Business Day following their PSU Vesting Date (the “Discretionary-Settled PSU Settlement Date”);

b.the Corporation is entitled to deliver to the Participant, within five (5) Business Days following the Discretionary-Settled PSU Settlement Date, a Discretionary-Settled PSU Settlement Notice providing for the method of settlement for the Discretionary-Settled PSUs in respect of any or all vested Discretionary-Settled PSUs held by the Participant; and
c.in the Discretionary-Settled PSU Settlement Notice, the Corporation will elect, in the Corporation’s sole discretion, including with respect to any fractional Discretionary-Settled PSUs, to settle vested Discretionary-Settled PSUs for their Cash Equivalent (determined in accordance with Section 7.4(1), Shares (determined in accordance with Section 7.4(2)) or a combination thereof; provided, however, that the Corporation shall at all relevant times reserve the right to modify the method of settlement (even if a Discretionary-Settled PSU Settlement Notice has already been delivered to the Participant).
2.Notwithstanding any other provision of the Plan, in no event will the PSU Vesting Date (and any subsequent payment with respect thereof) for any Discretionary-Settled PSUs granted hereunder be made later than the Outside Settlement Date, and any Discretionary-Settled PSUs that have not settled and been paid by such date will automatically Expire or will accelerate and be settled and paid out by such date, at the sole discretion of the Board.
Section 7.2     Settlement of Share-Settled PSUs
1.Except as otherwise provided in a PSU Participant’s Grant Agreement or any other provision of this Plan:
a.all of the vested Share-Settled PSUs covered by a particular grant and the related vested Share-Settled PSUs credited pursuant to Section 2.14 may be settled on the first Business Day following their PSU Vesting Date (the “Share-Settled PSU Settlement Date”);
b.a PSU Participant shall become entitled to deliver to the Corporation, on or before the Share-Settled PSU Settlement Date, a Share-Settled PSU Settlement Notice in respect of any or all vested Share-Settled PSUs held by the PSU Participant; and
c.in the PSU Settlement Notice, the PSU Participant may elect, in the PSU Participant’s sole discretion, including with respect to any fractional PSUs, to settle vested Share-Settled PSUs for their Cash Equivalent (determined in accordance with Section 7.4(1)), Shares (determined in accordance with Section 7.4(2)) or a combination thereof.

2.Subject to Section 7.2(3), settlement of Share-Settled PSUs shall take the form set out in the Share-Settled PSU Settlement Notice through delivery of:
a.in the case of settlement of Performance Share Units for their Cash Equivalent, an amount to the PSU Participant representing the Cash Equivalent;
b.in the case of settlement of Performance Share Units for Shares, issuance of Shares to the Participant; or
c.in the case of settlement of Performance Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.
3.Except as otherwise provided in a PSU Participant’s Grant Agreement, if a Share-Settled PSU Settlement Notice is not received by the Corporation on or before the Share-Settled PSU Settlement Date, settlement shall take the form of Shares as set out in Section 7.4(2).
4.Notwithstanding any other provision of this Plan, in the event that a Share-Settled PSU Settlement Date falls during a black-out period or other trading restriction imposed by the Corporation and a PSU Participant has not delivered a Share-Settled PSU Settlement Notice, then such Share-Settled PSU Settlement Date shall be automatically extended to the tenth (10th) Business Day following the date that such black-out period or other trading restriction is lifted, terminated or removed.
Section 7.3    U.S. Participants
With respect to US Participants and notwithstanding any other provision of the Plan to the contrary, Performance Share Units are designed to vest and be settled within the short term deferral period, within the meaning of Section 409A.
Section 7.4    Determination of Amounts
1.Cash Equivalent of Performance Share Units. For purposes of determining the Cash Equivalent of Performance Share Units to be made pursuant to Section 7.1(1) or Section 7.2(1), such calculation will be made on the Discretionary-Settled PSU Settlement Date or the Share-Settled PSU Settlement Date, as applicable, based on the Market Value on such date multiplied by the number of corresponding vested Performance Share Units in the Participant’s Performance Share Unit notional account which is to be settled in cash pursuant to the Discretionary-Settled PSU Settlement Notice or Share-Settled PSU Settlement Notice, as applicable.
2.Payment in Shares; Issuance of Shares. For the purposes of determining the number of Shares to be issued and delivered to a PSU Participant upon settlement of Performance

Share Units pursuant to Section 7.1 or Section 7.2, such calculation will be made on the Discretionary-Settled PSU Settlement Date or the Share-Settled PSU Settlement Date, as applicable, based on the whole number of Shares equal to the whole number of corresponding vested Performance Share Units then recorded in the Participant’s Performance Share Unit notional account which is to be settled pursuant to the Discretionary-Settled PSU Settlement Notice or the Share-Settled PSU Settlement Notice, as applicable. Shares issued will be issued in consideration for the past services of the PSU Participant to the Corporation or an Affiliate, as applicable, and the entitlement of the PSU Participant under this Plan shall be satisfied in full by such issuance of Shares. If applicable and if elected by the PSU Participant in a Share-Settled PSU Settlement Notice, the Corporation shall also make a cash payment to the PSU Participant with respect to the value of fractional Performance Share Units standing to the PSU Participant’s credit after the maximum number of whole Shares have been issued by the Corporation, calculated by multiplying (i) the number of such fractional Performance Share Units by (ii) the Market Value on the Discretionary-Settled PSU Settlement Date or the Share-Settled PSU Settlement Date, as applicable. Notwithstanding the foregoing, with respect to any particular vested fractional Share-Settled PSUs, if not so elected to be paid in cash by the PSU Participant in a Share-Settled PSU Settlement Notice and if no further vested or unvested Share-Settled PSUs remain in such PSU Participant’s Performance Share Unit notional account, the Corporation reserves the right to cancel such vested fractional Share-Settled PSUs, and such fractional Share-Settled PSUs shall then be deemed to have Expired.
Section 7.5    Termination of Employment or Engagement
Except as the Board may otherwise determine in its absolute and sole discretion, or unless otherwise provided in the PSU Participant’s Grant Agreement and regardless of any adverse or potentially adverse tax or other consequences resulting from the following, if a PSU Participant ceases to be an Eligible Person for any reason, any unvested Performance Share Units held by such PSU Participant shall Expire on the PSU Termination Date and be of no further force or effect whatsoever and such Participant shall not be eligible for a further grant of PSUs. The PSU Participant shall have no entitlement to damages or other compensation arising from this Section 7.5, either in respect of the expiration of unvested Performance Share Units or the failure to award new Performance Share Units to such PSU Participant following the PSU Termination Date, including at common law. However, nothing herein is intended to limit any statutory entitlements, and such statutory entitlements shall, if required, apply.

ARTICLE 8
CHANGE OF CONTROL

Section 8.1     Conversion or Exchange of Units
Notwithstanding anything else in this Plan or any Grant Agreement, the Board has the right to provide for the conversion or exchange of any outstanding Units into or for units, rights or other securities in any entity participating in or resulting from a Change of Control, provided that the value of previously granted Units and the rights of Participants are not materially adversely affected by any such changes.
Section 8.2    Notice to Participants
Upon the Corporation entering into an agreement relating to a transaction which, if completed, would result in a Change of Control, or otherwise becoming aware of a pending Change of Control, the Corporation shall give written notice of the proposed Change of Control to Participants, together with a description of the effect of such Change of Control on outstanding Units, not less than seven (7) days prior to the closing of the transaction resulting in the Change of Control.
Section 8.3    Acceleration of Vesting
The Board may, in its sole discretion, accelerate the vesting and/or the expiry date of any or all outstanding Units, including conditionally, to provide that, notwithstanding the vesting provisions of such Units or any Grant Agreement, such designated outstanding Units shall be vested upon (or prior to) the completion of the Change of Control. If, for any reason, the Change of Control does not occur within the contemplated time period, the acceleration of the vesting of the Units shall be retracted and vesting shall instead revert to the manner provided in the applicable Grant Agreement.
ARTICLE 9
BOARD APPROVAL

Section 9.1    Adoption
This Plan was initially adopted by the Board on May 5, 2015, amended and restated by the Board on April 18, 2018 and as further amended and restated by the Board on April 13, 2021.

SCHEDULE “A”
SHOPIFY INC.
RESTRICTED SHARE UNIT GRANT AGREEMENT

Participant Name:     ###PARTICIPANT_NAME###
Employee Number:     ###EMPLOYEE_NUMBER###
Grant Name:     ###GRANT_NAME###
Issue Date:     ###GRANT_DATE###
Expiry Date:     ###EXPIRY_DATE###
###GRANT_PRICE_REM_START###
Grant Price:     ###MARKET_PRICE_AT_TIME_OF_GRANT###
###GRANT_PRICE_REM_END###
Total ###DICTIONARY_AWARD_NAME###:     ###TOTAL_AWARDS###

SHOPIFY INC.
RESTRICTED SHARE UNIT GRANT AGREEMENT
Restricted Share Unit agreement (this “Grant Agreement”) between SHOPIFY INC., a company existing under the laws of Canada (the “Corporation”) and ###PARTICIPANT_NAME###, an individual residing in ###HOME_ADDRESS### (the “Participant”).
WHEREAS the Corporation has adopted a Long Term Incentive Plan (the “Plan”, as it may be amended from time to time), which Plan provides for the granting of Restricted Share Units to RSU Participants (as defined in the Plan) entitling RSU Participants to receive on settlement of vested Restricted Share Units a Cash Equivalent (as defined in the Plan), Shares in the capital of the Corporation, or a combination thereof at the discretion of the Corporation;
AND WHEREAS the Corporation desires to continue to receive the benefit of the services of the Participant and to more fully align his or her interest with the Corporation’s and its Affiliates’ future success;

AND WHEREAS the board of directors of the Corporation (the “Board”) approved the granting of Restricted Share Units to the Participant, upon the terms and conditions hereinafter provided;
AND WHEREAS the Corporation desires to grant to the Participant Restricted Share Units upon the terms and conditions hereinafter provided;
AND WHEREAS capitalized terms used and not otherwise defined in this Grant Agreement shall have the meanings set forth in the Plan.
NOW THEREFORE in consideration of the foregoing and the mutual agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:
1.Restricted Share Units. The Corporation hereby grants to the Participant, as of ###GRANT_DATE###, subject to the terms and conditions hereinafter set forth, ###TOTAL_AWARDS### Restricted Share Units (the “Restricted Share Units”), vesting in accordance with the terms of this Grant Agreement and in accordance with the Plan.
2.Vesting of the Restricted Share Units. Subject to the terms of the Plan including but not limited to suspension of vesting during an Authorized Leave, the Restricted Share Units shall vest according to the following table:

Date	% of Restricted Share Units Vested
1 year from the Date of Grant	33.33% of the Restricted Share Units granted pursuant to Section 1 hereof
1.25 years from the Date of Grant	8.33% of the Restricted Share Units granted pursuant to Section 1 hereof
1.5 years from the Date of Grant	8.33% of the Restricted Share Units granted pursuant to Section 1 hereof
1.75 years from the Date of Grant	8.33% of the Restricted Share Units granted pursuant to Section 1 hereof
2 years from the Date of Grant	8.33% of the Restricted Share Units granted pursuant to Section 1 hereof
2.25 years from the Date of Grant	8.33% of the Restricted Share Units granted pursuant to Section 1 hereof
2.5 years from the Date of Grant	8.33% of the Restricted Share Units granted pursuant to Section 1 hereof
2.75 years from the Date of Grant	8.33% of the Restricted Share Units granted pursuant to Section 1 hereof
3 years from the Date of Grant	8.36% of the Restricted Share Units granted pursuant to Section 1 hereof provided, however, that in the event of any Change of Control, any unvested Restricted Share Units shall vest on the date which the Board determines in accordance with Article 8 of the Plan.
3.Taxes and Fees. Notwithstanding any other provision of the Plan, if the Corporation elects to settle the Restricted Share Units in Shares, the Participant hereby directs, at the Corporation’s discretion on each RSU Settlement Date, that (a) such number of Shares are to be sold, and the proceeds of such Shares delivered to the Corporation, as is necessary to put the Corporation in funds equal to the amount that is required as full payment for all applicable withholding taxes and any applicable settlement fees; or (b) to settle for cash such number of Restricted Share Units as is necessary to raise funds sufficient to cover such withholding taxes with such amount being withheld by the Corporation.
It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. The Corporation shall not be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan and the Participant shall indemnify and save harmless the Corporation from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be asserted against the Corporation or which the Corporation may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith.
4.Acknowledgement of Participant. By voluntarily accepting and executing this Grant Agreement, the Participant represents that:
(a)the Participant has not been induced to participate in the Plan by expectation of continued employment or engagement, as applicable, with the Corporation or its Affiliates;
(b)the Participant has received or has had the opportunity to receive independent legal advice in connection with the terms of the Plan and this Grant Agreement (including the consequences of the Participant’s cessation of employment or engagement as the case may be, and the consequences of the Participant taking an Authorized Leave, if applicable);
(c)the grant of Restricted Share Units does not create the right or expectation for any additional grants of Units under the Plan, even if the Participant has been repeatedly awarded grants of Restricted Share Units;
(d)the Participant understands that there is no promise of a particular monetary value associated with the vesting of such Restricted Share Units and if the Participant receives Shares upon the vesting of the Restricted Share Units the value of such Shares may increase or decrease;
(e)Restricted Share Units do not form an integral part of the Participant’s compensation from employment or engagement, as applicable and will not be counted for any purpose including relating to the calculation of any overtime, severance, bonuses or retirement income;
(f)in the event the Participant is not an employee, the grant of Restricted Share Units will not be interpreted to create an employment relationship with the Corporation or an Affiliate
(g)the Participant has received a copy of the Plan and warrants that the terms of the Plan and this Grant Agreement are fair and reasonable and will not make a claim to the contrary; and
(h)the Participant has read the terms of the Plan and this Grant Agreement and agrees to the terms and conditions of the Plan and this Grant Agreement.

5.Understanding the Consequences arising from an Authorized Leave and/or Termination of Employment/ Engagement or Change of Status. For absolute certainty, by accepting and executing this Grant Agreement, the Participant specifically acknowledges that the Participant has read and understood the terms set out in Section 3.5 and Section 4.3 of the Plan and the associated definitions contained in the Plan and will not make any claim for vesting of Restricted Share Units or damages or compensation in lieu thereof in respect of the period that follows the Outside RSU Vesting Date or the RSU Termination Date, as the case may be. The Participant also understands that should they be permitted to change status from full-time to part-time service such change in status may impact the treatment of RSUs granted hereunder.
6.Subject to Plan. Except as otherwise provided herein, the Restricted Share Units shall be subject in all respects to the provisions of the Plan, the terms and conditions of which are hereby expressly incorporated by reference, as same may be amended from time to time in accordance therewith.
7.Shareholder Rights. A Participant shall have no rights whatsoever as a shareholder in respect of any of the Restricted Share Units.
8.Transfer of Restricted Share Unit. The Restricted Share Units granted pursuant to this Grant Agreement shall not be assignable or transferable by the Participant, except in accordance with the Plan.
9.Notice. Any notice required or permitted to be given hereunder shall be given in accordance with, and subject to, the provisions of the Plan.
10.Governing Law. This Grant Agreement and the Restricted Share Units shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
11.French Language. The parties agree that this Grant Agreement as well as all documents relating thereto be drawn up in the English language only. Les parties conviennent que la présente convention de subvention ainsi que tous les documents relatifs sont rédigés en anglais uniquement.
IN WITNESS WHEREOF the parties have caused this Restricted Share Unit agreement to be executed as of the date hereof.

SHOPIFY INC.
Per: ###SIGNATURE###
Authorized Signing Officer

NAME OF PARTICIPANT:    ###PARTICIPANT_NAME###
SIGNATURE OF PARTICIPANT: __________________________
Address:    ###HOME_ADDRESS###

SCHEDULE “B”
SHOPIFY INC.
RSU SETTLEMENT NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.
In respect of the Restricted Share Units that are vesting on ____________________ that were granted to you by Shopify Inc. (the “Corporation”) pursuant to the Corporation’s Long Term Incentive Plan (the “Plan”), the Corporation hereby elects to settle the Restricted Share Units (including for any fractional Restricted Share Units) as follows [Corporation to select one]:
[the Cash Equivalent, calculated in accordance with Section 4.2(1) of the Plan.]
[Shares, calculated in accordance with Section 4.2(2) of the Plan.]
[the Cash Equivalent for____________ Restricted Share Units and Shares for ________ Restricted Share Units.]
[In the event the Corporation selects Cash equivalent include: I acknowledge that the Corporation will deduct applicable withholding taxes in accordance with the Plan.]
[In the event the Corporation selects Shares include: [(by making your election within the Corporation’s equity administration software, or, if requested by the Corporation, by other means) I:
( )     (i) undertake to direct that such number of Shares are to be sold, and the proceeds of such Shares delivered to the Corporation, as is necessary to put the Corporation in funds equal to the amount required to cover withholding taxes and any applicable settlement fees, and receive the balance as shares, the location of which I will specify with the Corporation’s equity administration software;
or
( )     (ii) elect to settle for cash such number of Restricted Share Units as is necessary to raise funds sufficient to cover such withholding taxes and any applicable settlement fees with such amount being withheld by the Corporation, and receive the balance as cash.]

Date	Participant’s Signature (Print Name)

SCHEDULE “C”
SHOPIFY INC.
DSU ELECTION NOTICE
All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.
Pursuant to the Long Term Incentive Plan of Shopify Inc. (the “Plan”), I hereby voluntarily elect to receive _____% of my Annual Board Retainer in the form of Deferred Share Units in lieu of cash.
I confirm that:
a.I have received and reviewed a copy of the terms of the Plan and have reviewed, considered and agreed to be bound by the terms of this Election Notice and the Plan.
b.I have requested and am satisfied that the Plan and the foregoing be drawn up in the English language. Le soussigné reconnaît qu’il a exigé que le Régime et ce qui précède soient rédigés et exécutés en anglais et s’en déclare satisfait.
c.I recognize that when Deferred Share Units are settled in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon settlement of the Deferred Share Units, the Corporation will make or arrange with me to make all appropriate withholdings as required by law at that time.
d.The value of Deferred Share Units is based on the value of the Shares of the Corporation and therefore is not guaranteed and I will not make any claim for compensation in addition to the value of the DSUs at the time of settlement of the DSUs.
The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan.

Date	(Name of Participant)

(Signature of Participant)

SCHEDULE “D”
SHOPIFY INC.
DEFERRED SHARE UNIT GRANT AGREEMENT

Name

Award Date

Shopify Inc. (the “Corporation”) has adopted a Long Term Incentive Plan (the “Plan”). Your award is governed in all respects by the terms of the Plan, and the provisions of the Plan are hereby incorporated by reference. Capitalized terms used and not otherwise defined in this Grant Agreement shall have the meanings set forth in the Plan. If there is a conflict between the terms of this Grant Agreement and the Plan, the terms of the Plan shall govern.
Your Award             The Corporation hereby grants to you _______ Deferred Shares Units

PLEASE SIGN AND RETURN A COPY OF THIS GRANT AGREEMENT TO THE CORPORATION.
By your signature below, you acknowledge that you have received a copy of the Plan and have reviewed, considered and agreed to the terms of this Grant Agreement and the Plan.

Signature	Date

On behalf of the Corporation:

Name: Title:

SCHEDULE “E”
SHOPIFY INC.
ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DEFERRED SHARE UNITS
All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.
Notwithstanding my previous election on the DSU Election Notice dated _____________, I hereby elect to terminate my participation in the Plan effective as of the date this Termination Notice is received by Shopify Inc. [and, if applicable, subject to Section 409A.]
I understand that the Deferred Share Units already granted under the Plan cannot be settled until the DSU Termination Date.
I confirm that I have received and reviewed a copy of the terms of the Plan and agree to continue to be bound by the Plan.

Date	(Name of Participant)

(Signature of Participant)

SCHEDULE “F”
SHOPIFY INC.
DSU SETTLEMENT NOTICE

I,____________________________________________________________, in respect of the (print name)
Deferred Share Units that were granted to me on ______________________________by Shopify Inc. (the “Corporation”) pursuant to the Corporation’s Long Term Incentive Plan (the “Plan”), hereby elect upon settlement of the Deferred Share Units (including for any fractional Deferred Share Units) to receive (check one):
( )     (i) the Cash Equivalent, calculated in accordance with Section 5.8(1) of the Plan;
( )     (ii) Shares, calculated in accordance with Section 5.8(2) of the Plan; or
( )     (iii) the Cash Equivalent for ___________ Deferred Share Units and Shares for __________ Deferred Share Units.
If I elect to receive the Cash Equivalent or a portion of my Deferred Share Units as a Cash Equivalent, I acknowledge that the Corporation will deduct applicable withholding taxes in accordance with the Plan.
If I elect to receive only Shares, I (check one):
( )     (i) enclose cash, a certified cheque, bank draft or money order payable to the Corporation in the amount of $ as full payment for the applicable withholding taxes and any applicable settlement fees;
( )     (ii) undertake to direct that such number of Shares are to be sold, and the proceeds of such Shares delivered to the Corporation, as is necessary to put the Corporation in funds equal to the amount that would have otherwise been required in (i) above; or
( )     (iii) elect to settle for cash such number of Deferred Share Units as is necessary raise funds sufficient to cover such withholding taxes and any applicable settlement fees with such amount being withheld by the Corporation.

Date	Participant’s Signature (Print Name)

SCHEDULE “G”
SHOPIFY INC.
PERFORMANCE SHARE UNIT GRANT AGREEMENT

Performance Share Unit agreement (this “Grant Agreement”) dated _________________, 20__ between SHOPIFY INC., a company existing under the laws of Canada (the “Corporation”) and ________________________, an individual residing in __________________ (the “Participant”).
WHEREAS the Corporation has adopted a Long Term Incentive Plan (the “Plan”, as it may be amended from time to time), which Plan provides for the granting of Performance Share Units to PSU Participants (as defined in the Plan), entitling PSU Participants to receive on settlement of vested Performance Share Units, a Cash Equivalent (as defined in the Plan), Shares in the capital of the Corporation or a combination thereof;
AND WHEREAS the Corporation desires to continue to receive the benefit of the services of the Participant and to more fully align his or her interest with the Corporation’s and its Affiliates’ future success;
AND WHEREAS the Plan provides that a Grant Agreement shall specify if Performance Share Units are Discretionary-Settled PSUs or Share-Settled PSUs;
AND WHEREAS the board of directors of the Corporation (the “Board”) approved the granting of [Discretionary-Settled][Share-Settled] PSUs to the Participant, upon the terms and conditions hereinafter provided;
AND WHEREAS the Corporation desires to grant to the Participant [Discretionary-Settled][Share-Settled] PSUs upon the terms and conditions hereinafter provided;
AND WHEREAS capitalized terms used and not otherwise defined in this Grant Agreement shall have the meanings set forth in the Plan.
NOW THEREFORE in consideration of the foregoing and the mutual agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:
1.Performance Share Units. The Corporation hereby grants to the Participant, as of ________________, 20____, subject to the terms and conditions hereinafter set forth, _____________ [Discretionary-Settled][Share-Settled] PSUs (the “Performance Share

Units”), exercisable in accordance with the terms of this Grant Agreement and in accordance with the Plan.
2.Vesting of the Performance Share Units. Subject to the terms of the Plan, vesting of Performance Share Units is subject to the following Performance Criteria:

3.Taxes. It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. The Corporation shall not be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan and the Participant shall indemnify and save harmless the Corporation from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be asserted against the Corporation or which the Corporation may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith.
4.Acknowledgement of Participant. By voluntarily accepting and executing this Grant Agreement, the Participant represents that:
1.the Participant has not been induced to participate in the Plan by expectation of continued employment or engagement, as applicable, with the Corporation or its Affiliates;
2.the Participant has received or has had the opportunity to receive independent legal advice in connection with the terms of the Plan and this Grant Agreement (including the consequences of the Participant’s cessation of employment or engagement as the case may be, and the consequences of the Participant taking an Authorized Leave, if applicable);
3.the grant of Performance Share Units does not create the right or expectation for any additional grants of Units under the Plan, even if the Participant has been repeatedly awarded grants of Performance Share Units;
4.the Participant understands that there is no promise of a particular monetary value associated with the vesting of such Performance Share Units and if the Participant receives Shares upon the vesting of the Performance Share Units, the value of such Shares may increase or decrease;

5.Performance Share Units do not form an integral part of the Participant’s compensation from employment or engagement, as applicable and will not be counted for any purpose including relating to the calculation of any overtime, severance, bonuses or retirement income;
6.in the event the Participant is not an employee, the grant of Performance Share Units will not be interpreted to create an employment relationship with the Corporation or an Affiliate;
7.the Participant has received a copy of the Plan and warrants that the terms of the Plan and this Grant Agreement are fair and reasonable and will not make a claim to the contrary; and
8.the Participant has read the terms of the Plan and this Grant Agreement and agrees to the terms and conditions of the Plan and this Grant Agreement.
5.Understanding the Consequences arising from Termination of Employment/ Engagement or Change of Status. For absolute certainty, by accepting and executing this Grant Agreement, the Participant specifically acknowledges that the Participant has read and understood the terms set out in Section 7.5 of the Plan and the definitions contained in the Plan and will not make any claim for vesting of Performance Share Units or damages or compensation in lieu thereof in respect of the period that follows the PSU Termination Date. The Participant also understands that should they be permitted to change status from full-time to part-time service such change in status may impact the treatment of PSUs granted hereunder.
6.Subject to Plan. Except as otherwise provided for herein, the Performance Share Units shall be subject in all respects to the provisions of the Plan, the terms and conditions of which are hereby expressly incorporated by reference, as same may be amended from time to time in accordance therewith.
7.Shareholder Rights. A Participant shall have no rights whatsoever as a shareholder in respect of any of the Performance Share Units.
8.Transfer of Performance Share Unit. The Performance Share Units granted pursuant to this Grant Agreement shall not be assignable or transferable by the Participant, except in accordance with the Plan.
9.Notice. Any notice required or permitted to be given hereunder shall be given in accordance with, and subject to, the provisions of the Plan.

10.Governing Law. This Agreement and the Performance Share Units shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
11.French Language. The parties agree that this Agreement as well as all documents relating thereto be drawn up in the English language only. Les parties conviennent que la présente convention de subvention ainsi que tous les documents relatifs sont rédigés en anglais uniquement.
IN WITNESS WHEREOF the parties have caused this Grant Agreement to be executed as of the date hereof.

SHOPIFY INC.

Per:
Authorized Signing Officer

NAME OF PARTICIPANT:

SIGNATURE OF PARTICIPANT:

Address:

SCHEDULE “H”
SHOPIFY INC.
SHARE-SETTLED PSU SETTLEMENT NOTICE
I,_______________________________________________________________, in respect of the (print name)
Share-Settled PSUs (“Performance Share Units”) that were granted to me on ___________________________by Shopify Inc. (the “Corporation”) pursuant to the Corporation’s Long Term Incentive Plan (the “Plan”), hereby elect upon settlement of the Performance Share Units (including for any fractional Performance Share Units) to receive (check one):
( )     (i) the Cash Equivalent, calculated in accordance with Section 7.4(1) of the Plan;
( )     (ii) Shares, calculated in accordance with Section 7.4(2) of the Plan; or
( )     (iii) the Cash Equivalent for ______________ Performance Share Units and Shares for ______________ Performance Share Units.
If I elect to receive the Cash Equivalent, I acknowledge that the Corporation will deduct applicable withholding taxes in accordance with the Plan.
If I elect to receive only Shares, I (check one):
( )     (i) enclose cash, a certified cheque, bank draft or money order payable to the Corporation in the amount of $ ___________ as full payment for the applicable withholding taxes and any applicable settlement fees;
( )     (ii) undertake to direct that such number of Shares are to be sold, and the proceeds of such Shares delivered to the Corporation, as is necessary to put the Corporation in funds equal to the amount that would have otherwise been required in (i) above; or
( )     (iii) elect to settle for cash such number of Performance Share Units as is necessary to raise funds sufficient to cover such withholding taxes and any applicable settlement fees with such amount being withheld by the Corporation.

Date	Participant’s Signature (Print Name)

SCHEDULE “I”
SHOPIFY INC.
DISCRETIONARY-SETTLED PSU SETTLEMENT NOTICE
All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.
In respect of the Discretionary-Settled PSUs (“Performance Share Units”) that are vesting on ____________________ that were granted to you by Shopify Inc. (the “Corporation”) pursuant to the Corporation’s Long Term Incentive Plan (the “Plan”), the Corporation hereby elects to settle the Performance Share Units (including for any fractional Performance Share Units) as follows [Corporation to select one]:
[the Cash Equivalent, calculated in accordance with Section 7.4(1) of the Plan.]
[Shares, calculated in accordance with Section 7.4(2) of the Plan.]
[the Cash Equivalent for____________ Performance Share Units and Shares for ________ Performance Share Units.]
[In the event the Corporation selects Cash equivalent include: I acknowledge that the Corporation will deduct applicable withholding taxes in accordance with the Plan.]
[In the event the Corporation selects Shares include: [(by making your election within the Corporation’s equity administration software, or, if requested by the Corporation, by other means) I:
( )     (i) undertake to direct that such number of Shares are to be sold, and the proceeds of such Shares delivered to the Corporation, as is necessary to put the Corporation in funds equal to the amount required to cover withholding taxes and any applicable settlement fees, and receive the balance as shares, the location of which I will specify with the Corporation’s equity administration software;
or
( )     (ii) elect to settle for cash such number of Performance Share Units as is necessary to raise funds sufficient to cover such withholding taxes and any applicable settlement fees with such amount being withheld by the Corporation, and receive the balance as cash.]

Date	Participant’s Signature (Print Name)